Filed Pursuant to Rule 424(b)(3)
File No. 333-138750

SUPPLEMENT TO PROSPECTUS
16,786,895 Shares
Common Stock

This Supplement to the Prospectus, dated May 9, 2008 (this “Supplement”), supplements and amends the Prospectus, dated September 13, 2007 (the “Prospectus”), relating to the Common Stock of Coleman Cable, Inc. (the “Company” and “we”). This Supplement should be read in conjunction with the Prospectus.

The Prospectus is hereby supplemented as follows:

On May 9, 2008, the Company filed its Report on Form 10-Q for the quarter ended March 31, 2008. The 10-Q Report includes consolidated financial statements for the three months ended March 31, 2008.
          During the first quarter of 2008, we changed our management reporting structure and the manner in which we report our financial results internally, including the integration of 2007 Acquisitions (defined below) for reporting purposes. These changes resulted in a change in our reportable segments. As a result of these changes, we now have two reportable business segments: (1) Distribution, and (2) OEM. Prior period amounts have been recast. The Distribution segment serves our customers in distribution businesses, who are resellers of our products, while our OEM segment serves our OEM customers, who generally purchase more tailored products from us which are used as inputs into sub-assemblies of manufactured finished goods.
          Copper is the primary material component in most of our products. The price of copper is particularly volatile and can affect our net sales and profitability. The daily selling price of copper cathode on the COMEX averaged $3.53 per pound during the three months ended March 31, 2008, an increase of 30% from the three months ended March 31, 2007. The average copper price on the COMEX was $3.94 per pound for April 2008. We purchase copper at the prevailing market price. Through multiple pricing strategies, we generally attempt to pass along to our customers changes in the prices of copper and other raw materials. Our ability to pass along price increases is greater when copper prices increase quickly and significantly. Gradual price increases may be more difficult to pass on to our customers and may affect our short-term profitability. Conversely, the prices of our products tend to fall more quickly in the event the price of copper drops significantly over a relatively short period of time and more slowly in the event of more gradual decreases in the price of copper. Inflationary cost pressures from higher material and fuel costs could impact our profitability and strategies in setting prices. Other factors affecting product pricing include the type of product involved, competitive conditions, including underutilized manufacturing capacity in our industry, and particular customer arrangements.
          Copper volatility as well as general market uncertainty have driven fluctuating market demand in our business, factors which we believe are likely to continue during the course of 2008. Looking at 2008, we believe projected cost savings from the integration of our 2007 Acquisitions may help offset the negative impact of current economic conditions and rising material and freight costs.
Acquisitions
     From time to time, we consider acquisition opportunities that could materially increase the size of our business operation. We made two acquisitions during 2007 (the “2007 Acquisitions”) which have significantly increased our scale and presented us with what we believe are a number of strategic benefits.
Copperfield, LLC
     On April 2, 2007, we acquired 100% of the outstanding equity interests of Copperfield, LLC (“Copperfield”) for $215.4 million, including acquisition-related costs and working capital adjustments. At the time of our acquisition, Copperfield was one of the largest privately-owned manufacturers and suppliers of electrical wire and cable products in the U.S., with annual sales in excess of $500 million.

Woods Industries, Inc.
     On November 30, 2007, we acquired the electrical products business of Katy Industries, Inc., which operated in the U.S. as Woods Industries, Inc. (“Woods U.S.”) and in Canada as Woods Industries (Canada) Inc. (“Woods Canada”), collectively referred to herein as Woods (“Woods”). The principal business of Woods was the design and distribution of consumer electrical cord products, sold principally to national home improvement, mass merchant, hardware and other retailers. We purchased certain assets of Woods U.S. and all the stock of Woods Canada for $53.8 million, including acquisition-related costs and working capital adjustments.
Integration
     In November 2007, our board of directors approved management’s integration strategy for Copperfield which involves the streamlining of Copperfield’s manufacturing operations and cost reductions related to the elimination of overlap between Coleman and Copperfield. As part of this plan, Copperfield manufacturing and distribution facilities located in Avilla, Indiana; Nogales, Arizona; and El Paso, Texas will be closed in 2008 and operations at these locations consolidated into one modern facility in El Paso, Texas. We expect to incur between $3.5 million and $4.5 million in restructuring costs in 2008 for such activities, and estimate that these measures will result in net cash expenditures of approximately $2.0 million to $3.0 million in 2008 depending on various factors including the timing of the sale of owned properties and the amount of proceeds received. We expect the majority of these integration activities to be completed by the end of 2008, with the expectation that the changes will result in annual cash savings of approximately $3.0 million in 2009 and subsequent years.
     We also have a major project underway to consolidate a number of our Midwest distribution centers into a single distribution facility in Pleasant Prairie, Wisconsin. This new 500,000 square foot leased distribution center, which opened in April of 2008, is designed to meet the growing demands of our business and should allow for greater efficiency and reduced costs in conducting our distribution operations. The new facility will handle all distribution functions currently conducted at three separate facilities, including one we acquired as part of the Woods acquisition, and we believe the new facility will establish a platform for continuing our track record of providing superior logistics, delivery, and customer service. We expect to incur total costs between approximately $2.4 million and $3.4 million as a result of the above-described plan, primarily facility closure and severance-related costs which have been treated as a purchase accounting adjustments recorded in the first quarter of 2008, with the remaining estimated costs to be accounted for as additional purchase accounting adjustments or as restructuring or operating expense during the course of 2008.
Consolidated Results of Operations
     The following table sets forth, for the periods indicated, our consolidated results of operations and related data in thousands of dollars and as a percentage of net sales. The results for the first quarter of 2008 reflect the impact of our above-noted 2007 Acquisitions, whereas the results for the first quarter of 2007 do not include the impact of the 2007 Acquisitions, which occurred subsequent to the first quarter of 2007.

	Three Months Ended March 31,
	2008		2007
	Amount	%	Amount	%
		(In thousands)
Net sales	$252,483	100.0%	$109,396	100.0%
Gross profit	28,849	11.4	16,486	15.1
Selling, engineering, general and administrative expenses	12,761	5.1	8,480	7.8
Intangible amortization expense	2,662	1.1	—	0.0
Restructuring charges	176	0.1	364	0.3

Operating income	13,250	5.2	7,642	7.0
Interest expense, net	7,804	3.2	3,104	2.8
Other expense, net	121	0.1	10	0.0

Income before income taxes	5,325	2.1	4,528	4.2
Income tax expense	2,067	0.8	1,734	1.6

Net income	$3,258	1.3	$2,794	2.6

20

The following is a reconciliation of net income, as determined in accordance with GAAP, to earnings from continuing operations before net interest, income taxes, depreciation and amortization expense (“EBITDA”).

	Three Months Ended March 31,
	2008	2007
	(In thousands)
Net income	$3,258	$2,794
Interest expense, net	7,804	3,104
Income tax expense	2,067	1,734
Depreciation and amortization expense	6,837	1,109

EBITDA	$19,966	$8,741

     EBITDA represents earnings from continuing operations before net interest, income taxes, depreciation and amortization expense. Other companies may define EBITDA differently and, as a result, our measure of EBITDA may not be directly comparable to EBITDA of other companies. EBITDA is a performance measure and liquidity measure used by our management, and we believe it is commonly reported and widely used by investors and other interested parties as a measure of a company’s operating performance and ability to incur and service debt. Our management believes that EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that are used by our internal decision-makers for evaluation and planning purposes, including the preparation of annual operating budgets and the determination of levels of operating and capital investments. In particular, our management believes that EBITDA is a meaningful measure because it allows management to readily view operating trends, perform analytical comparisons and identify strategies to improve operating performance. For example, our management believes that the inclusion of items such as taxes, interest expense, intangible asset amortization and interest income can make it more difficult to identify and assess operating trends affecting our business and industry.
     Our management believes that EBITDA is a performance measure that provides investors, securities analysts and other interested parties with a measure of operating results unaffected by differences in capital structures, business acquisitions, capital investment cycles and ages of related assets among otherwise comparable companies in our industry.
     EBITDA’s usefulness as a performance measure is limited by the fact that it excludes the impact of interest expense, depreciation and amortization expense and taxes. We borrow money in order to finance our operations; therefore, interest expense is a necessary element of our costs and ability to generate revenue. Similarly, our use of capital assets makes depreciation and amortization expense a necessary element of our costs and ability to generate income. Since we are subject to state and federal income taxes, any measure that excludes tax expense has material limitations.
     Due to these limitations, we do not, and you should not, use EBITDA as the only measure of our performance and liquidity. We also use, and recommend that you consider, net income in accordance with GAAP as a measure of our performance or cash flows from operating activities in accordance with GAAP as a measure of our liquidity. The following is a reconciliation of net income, as determined in accordance with GAAP, to EBITDA.
     Note that depreciation and amortization shown in the schedule above excludes amortization of debt issuance costs, which is included in interest expense.

The following is a reconciliation of cash flow from operating activities, as determined in accordance with GAAP, to EBITDA.

	Three Months Ended March 31,
	2008	2007
	(In thousands)
Net cash flow from operating activities	$(3,532)	$14,220
Interest expense, net	7,804	3,104
Income tax expense	2,067	1,734
Deferred tax provisions	263	353
Gain (loss) on sale of fixed assets	(68)	1
Gain on sale of investment-net	—	—
Stock-based compensation	(603)	(973)
Changes in operating assets and liabilities	14,035	(9,698)

EBITDA	$19,966	$8,741

Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007
     Net sales — Net sales for the quarter were $252.5 million compared to $109.4 million for the first quarter of 2007, an increase of $143.1 million or 131%. This increase in net sales was primarily due to the expansion of our customer base brought about by our 2007 Acquisitions, which occurred after the first quarter in 2007. In addition, our net sales also reflect the impact of increased copper prices for the first quarter of 2008, as compared to the same quarter last year. The daily selling price of copper cathode on the COMEX averaged $3.53 per pound during the first quarter of 2008, an increase of 30.3% from the average of $2.71 per pound for the first quarter of 2007. For the quarter, our total sales volume (measured in total pounds shipped) increased 123% compared to the first quarter of 2007. The increase in volume primarily reflects the impact of the above-noted prior year acquisitions. We do not expect that the remaining quarterly periods in 2008 will show similar increases in net sales as compared to the same periods in 2007, as Copperfield, which was our most-significant acquisition in 2007, was acquired on April 2, 2007, at which point its operations began to be included within our consolidated operating results.
     Gross profit — We generated $28.8 million in total gross profit for the quarter, as compared to $16.5 million in the first quarter of 2007. Our gross profit as a percentage of net sales (“gross profit rate”) for the quarter was 11.4% compared to 15.1% for the first quarter of 2007. Both the increase in gross profit dollars and the decline in gross profit rate in 2008, as compared to the first quarter of 2007, primarily reflect the impact of 2007 Acquisitions. As we have noted in previous quarters, as a result of the expansion of our customer base as a result of 2007 Acquisitions, we now have a significant portion of our business where our products are priced to earn a fixed dollar margin, which causes gross profit rate to compress in higher copper price environments, as was the case in the first quarter of 2008. Such customers are primarily within our OEM segment. Also contributing to the gross profit rate decline in the first quarter of 2008 were pricing pressures due to contracting market conditions.
     Selling, engineering, general and administrative (“SEG&A”) — We incurred total SEG&A expense of $12.8 million for the first quarter of 2008, as compared to $8.5 million for the first quarter of 2007. The $4.3 million increase primarily reflects the impact of additional payroll-related expense as a result of 2007 Acquisitions, which has increased our sales and administrative headcounts. Total payroll-related expenses accounted for approximately $2.4 million of the total increase, with the remaining $1.9 million increase reflecting increases across a number of general and administrative expense areas. Our SEG&A as a percentage of total net sales declined to 5.1% for the first quarter of 2008, as compared to 7.8% for the first quarter of 2007, reflecting the impact of increased expense leverage as our fixed costs were spread over a higher net sales base given both increased copper prices and the impact of 2007 Acquisitions, which occurred after the first quarter of 2007.
     Intangible amortization expense — Intangible amortization expense for first quarter of 2008 was $2.7 million due to the 2007 Acquisitions.
     Restructuring charges — Restructuring charges for the three months ended March 31, 2008 were $0.2 million, as compared to $0.4 million for the first quarter of 2007. For the first quarter of 2008, these expenses were primarily incurred in connection with the integration of Copperfield facilities. For the first quarter of 2007, these expenses were the result of 2006 closure of our Siler City, North Carolina facility.
     Interest expense, net — We incurred $7.8 million in net interest expense for the first quarter of 2008, as compared to $3.1 million for the three months ended March 31, 2007. The increase in net interest expense was due primarily to additional expense related to the 2007 Notes and increased borrowings under our Revolving Line of Credit, both due to 2007 Acquisitions, which occurred subsequent to the first quarter of 2007.
     Income tax expense — Income tax expense was $2.1 million for the quarter, as compared to $1.7 million for the first quarter of 2007, with the increase primarily attributable to increased pre-tax income in the first quarter of 2008, as compared to the first quarter of 2007.

     Business Segment Information

     The following table sets forth, for the periods indicated, statements of operations data by segment in thousands of dollars, segment net sales as a percentage of total net sales and segment operating income as a percentage of segment net sales. We have recast the 2007 data shown below to be reflective of our new segment presentation.

	Three Months Ended March 31,
	2008		2007
	Amount	%	Amount	%
			(In thousands)
Net Sales:
Distribution	$164,627	65.2%	$101,963	93.2%
OEM	87,856	34.8	7,433	6.8

Total	$252,483	100.0%	$109,396	100.0%

Operating Income:
Distribution	$16,290	9.9%	$8,792	8.6%
OEM	2,734	3.1	281	3.8

Total segments	19,024		9,073
Corporate	(5,774)		(1,431)

Consolidated operating income	$13,250	5.2%	$7,642	7.0%

Three Months Ended March 31, 2008 Compared with Three Months Ended March 31, 2007
Distribution Segment
     For the quarter, net sales were $164.6 million, as compared to $102.0 million for the first quarter of 2007, an increase of $62.6 million, or 61%. As noted above in our discussion of consolidated results, this increase was due primarily to an increase in our customer base as a result of our 2007 Acquisitions which occurred subsequent to the first quarter of 2007, and increased copper prices in 2008, as compared to the same period last year, which resulted in price increases and thereby increased our total net sales. For the quarter, our total sales volume (measured in total pounds shipped) increased 47% compared to the first quarter of 2007. The increase in volume primarily reflects the impact of the above-noted 2007 Acquisitions.
     Operating income was $16.3 million for the first quarter of 2008, as compared to $8.8 million for the first quarter of 2007, an increase of $7.5 million, primarily reflecting the above-noted impact of increased sales levels in 2008, and to a lesser degree, an improvement in our operating income as a percentage of segment net sales (“segment operating income rate”). Our segment operating income rate was 9.9% for the quarter, as compared to 8.6% for the same period last year. The increased segment operating income rate was primarily a function of greater expense leverage relative to SEG&A expenses, as a result of increased sales levels as discussed above.
OEM Segment
     For the quarter, net sales were $87.9 million compared to $7.4 million for the first quarter of 2007, an increase of $80.5 million, or more than ten times prior year levels. As noted above, this increase was due primarily to an increase in our customer base as a result of our 2007 Acquisitions that occurred in 2007 after the first quarter, and increased copper prices in 2008, as compared to the same period last year, which resulted in price increases and thereby increased our total net sales. For the quarter, our total sales volume (measured in total pounds shipped) was more than nine times the volume shipped in the first quarter of 2007. The increase in volume primarily reflects the impact of our 2007 Acquisitions.
     Operating income was $2.7 million for the first quarter of 2008, as compared to $0.3 million for the first quarter of 2007, an increase of $2.4 million, primarily reflecting the above-noted impact of increased sales levels in 2008, partially offset by a decline in our segment gross profit rate. The decline in our segment gross profit rate primarily reflects a shift in sales mix reflecting the impact of our 2007 Acquisitions, as we now have a significant portion of our business where our products are priced to earn a fixed dollar margin, which causes gross profit rates to compress in higher copper price environments, as was the case in the first quarter of 2008.

Liquidity and Capital Resources
Debt
     As of March 31, 2008, we had the following long-term debt (including current portion and capital lease obligations) outstanding in thousands of dollars:

As of
March 31,
2008
Revolving credit facility	$126,485
Senior notes	242,823
Capital lease obligations	772
Other long-term debt	531

Total long-term debt, including current portion	$370,611

Revolving Credit Facility
     Our five-year Revolving Credit Facility, which expires in April 2012, is a senior secured facility that provides for aggregate borrowings of up to $200.0 million, subject to certain limitations. The proceeds from the Revolving Credit Facility are available for working capital and other general corporate purposes, including merger and acquisition activity.
     Pursuant to the terms of the Revolving Credit Facility, we are required to maintain a minimum of $10.0 million in excess availability under the facility at all times. Borrowing availability under the Revolving Credit Facility is limited to the lesser of (1) $200.0 million or (2) the sum of 85% of eligible accounts receivable, 55% of eligible inventory and an advance rate to be determined of certain appraised fixed assets, with a $10.0 million sublimit for letters of credit. At March 31, 2008, we had $60.5 million in remaining excess availability.
     The Revolving Credit Facility is guaranteed by our domestic subsidiaries on a joint and several basis, either as a co-borrower of the Company or a guarantor, and is secured by substantially all of our assets and the assets of our domestic subsidiaries, including accounts receivable, inventory and any other tangible and intangible assets (including real estate, machinery and equipment and intellectual property), as well as by a pledge of all the capital stock of each of our domestic subsidiaries and 65% of the capital stock of our foreign subsidiary.
     The Revolving Credit Facility contains financial and other covenants that limit or restrict our ability to pay dividends or distributions, incur indebtedness, permit liens on property, make investments, provide guarantees, enter into mergers, acquisitions or consolidations, conduct asset sales, enter into leases or sale and lease back transactions, and enter into transactions with affiliates. We are also prohibited from making prepayments on the Senior Notes, except for scheduled payments required pursuant to the terms of such Senior Notes. In addition to maintaining a minimum of $10.0 million in excess availability under the facility at all times, the financial covenants in the Revolving Credit Facility require us to maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 for any month during which our excess availability under the Revolving Credit Facility falls below $30.0 million. We maintained greater than $30.0 million of monthly excess availability during the first quarter of 2008.
     On November 1, 2007, the Revolving Credit Facility was amended to allow for our acquisition of Woods. The amendment also permitted us to make future investments in our Canadian subsidiaries in an aggregate amount, together with the investment made to acquire Woods Canada, not to exceed $25.0 million. As of March 31, 2008, we were in compliance with all of the covenants of our Revolving Credit Facility.
9.875% Senior Notes
     At March 31, 2008, we had $240.0 million in aggregate principal amount of 9.875% senior notes outstanding, all of which mature on October 1, 2012 (the “Senior Notes”). As noted above, the Senior Notes include the $120.0 million aggregate principal amount of 2007 Notes issued in connection with our acquisition of Copperfield. The 2007 Notes are governed by the same indenture (the “Indenture”) and have substantially the same terms and conditions as our $120.0 million aggregate principal of 9.875% senior notes issued in 2004 (the “2004 Notes”).
     The Indenture includes a covenant that prohibits us from incurring additional indebtedness (other than certain permitted indebtedness, including but not limited to the maximum availability under our Revolving Credit Facility), unless our consolidated fixed charge coverage ratio is greater than 2.0 to 1.0.
     As of March 31, 2008, we were in compliance with all of the covenants of our Senior Notes.

Current and Future Liquidity
     In general, we require cash for working capital, capital expenditures, debt repayment and interest. Our working capital requirements tend to increase when we experience significant demand for products or significant copper price increases.
     Our management assesses the future cash needs of our business by considering a number of factors, including: (1) historical earnings and cash flow performance, (2) future working capital needs, (3) current and projected debt service expenses, (4) planned capital expenditures, and (5) our ability to borrow additional funds under the terms of our Revolving Credit Facility.
     Based on the foregoing, we believe that our operating cash flows and borrowing capacity under the Revolving Credit Facility will be sufficient to fund our operations, debt service and capital expenditures for the foreseeable future.
     If we experience a deficiency in earnings with respect to our fixed charges in the future, we would need to fund the fixed charges through a combination of cash flows from operations and borrowings under the Revolving Credit Facility. If cash flows generated from our operations, together with borrowings under our Revolving Credit Facility, are not sufficient to fund our operations, debt service and capital expenditures and we need to seek additional sources of capital, the limitations on our ability to incur debt contained in the Revolving Credit Facility and the Indenture relating to our Senior Notes could prevent us from securing additional capital through the issuance of debt. In that case, we would need to secure additional capital through other means, such as the issuance of equity. In addition, we may not be able to obtain additional debt or equity financing on terms acceptable to us, or at all. If we were not able to secure additional capital, we could be required to delay or forego capital spending or other corporate initiatives, such as the development of products, or acquisition opportunities.
     Net cash used by operating activities for the first quarter of 2008 was $3.5 million compared to net cash provided by operating activities of $14.2 million for the first quarter of 2007. The primary factors contributing to the increase in cash used by operating activities for the first quarter of 2008 compared to the same quarter of 2007 were: (1) a $19.3 increase in cash used for inventories due to higher raw material costs and increased quantities; and (2) a $25.1 million decrease in accounts payable due to timing of payments, partially offset by (3) a $20.9 million increase in cash from accounts receivable due to timing of collections.
     Net cash used in investing activities for the first quarter of 2008 was $4.3 million due primarily to capital expenditures.
     Net cash provided by financing activities for the first quarter of 2008 was $2.8 million due to increased borrowings under our Revolving Credit Facility to fund operations and capital expenditures.

Forward-Looking Statements

This Supplement contains certain forward-looking statements. These forward-looking statements involve risk and uncertainty. Actual results could differ from those currently anticipated due to a number of factors including those mentioned in the Prospectus. Forward-looking statements are based on information available to management at the time, and they involve judgments and estimates that may prove to be incorrect. Factors that could cause results to differ from expectations include: the level of market demand for our products; competitive pressures; economic conditions in the U.S.; price fluctuations of raw materials; environmental matters; general economic conditions and changes in the demand for our products by key customers; failure to identify, finance or integrate acquisitions; failure to accomplish integration activities on a timely basis; failure to achieve expected efficiencies in our manufacturing and integration consolidations; changes in the cost of labor or raw materials, including PVC and fuel costs; inaccuracies in purchase agreements relating to acquisitions; failure of customers to make expected purchases, including customers of acquired companies; unforeseen developments or expenses with respect to our acquisition, integration and consolidation efforts; and other specific factors discussed in “Risk Factors” in the Prospectus.